Exhibit 99.a

FORM 102F6 INSIDER REPORT (See instructions on the back of this report)	Notice: Collection and use of personal information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)						BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)			BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT
INTERNATIONAL THUNDERBIRD GAMING CORPORATION						FAMILY NAME OR CORPORATE NAME GUGGENHEIM
GIVEN NAMES SALOMON JAAKOV
BOX 2. INSIDER DATA						NO. STREET APT. 3 BAECH AUSTRASSE			9 ALBERTA : ONTARIO : BRITISH COLUMBIA 9 QUEBEC 9 MANITOBA 9 SASKATCHEWAN 9 NEWFOUNDLAND 9 NOVA SCOTIA
RELATIONSHIP(S) TO REPORTING ISSUER		DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER	DD	MM	YY	CITY BAECH
4			30	09	03	PROV. POSTAL CODE SWITZERLAND 8806
CHANGE IN RELATIONSHIP FROM LAST REPORT	9 YES : NO		DD	MM	YY	BUSINESS TELEPHONE NUMBER 858-668-2515 EXT	CHANGE IN NAME ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT	9 YES : NO
BUSINESS FAX NUMBER 858-513-3760

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, D, E, AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C								D	E	F

					TTRANSACTIONS
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE			NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
		DD	MM	YY
COMMON	145,600	21	01	03	51	0	0			145,600	2	MOTHER
STOCK OPTIONS	200,000	21	01	03	51	0	50,000	0.08			1
STOCK OPTIONS		21	01	03	51	0	50,000	0.09			1
STOCK OPTIONS		21	01	03	51	0	100,000	0.20		0	1
COMMON	164,000	21	01	03	51	50,000		0.08			1
COMMON		21	01	03	51	100,000		0.09			1
COMMON		21	01	03	51	100,000		0.20		364,000	1

BOX 6. REMARKS
ATTACHMENT 9 YES : NO
This form is to be used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.
CORRESPONDENCE : ENGLISH 9 FRENCH
The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in light of the circumstance in which it is submitted, is misleading or untrue.
BOX 7. SIGNATURE
KEEP A COPY FOR YOUR FILE	NAME (BLOCK LETTERS) SALOMON GUGGENHEIM	SIGNATURE /s/ Salomon Guggenheim	DATE OF THIS REPORT	DD 21	MM 01	YY 04
OSC 55-102F6 Rev. 2002/2/8 VERSION FRANCAISE DISPONIBLE SUR DEMANDE